SEANERGY MARITIME HOLDINGS CORP.
154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
Tel: +30 210 8913507

July 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Seanergy Maritime Holdings Corp.
Registration Statement on Form F-3
Filed July 2, 2021
File No. 333-257693

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission on July 2, 2021, be accelerated so that it will be made effective at 4:00 P.M. Eastern Time on July 13, 2021, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 or Todd Johnson at (212) 922-2258 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer